Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258155

APOLLO DEBT SOLUTIONS BDC

SUPPLEMENT NO. 2 DATED MARCH 16, 2022

TO THE PROSPECTUS DATED DECEMBER 22, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Apollo Debt Solutions BDC (the “Fund”), dated December 22, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement are as follows:

•	to disclose the entering into of revolving credit facility agreement.

Senior Secured Credit Facility Agreement

On March 11, 2022, the Fund entered into a senior secured, multi-currency, revolving credit facility (the “Facility”). The aggregate lender commitments under the Facility are $1.835 billion and the Fund may seek additional commitments from new and existing lenders in the future, up to an aggregate facility size not to exceed approximately $2.753 billion. The scheduled maturity date of the Facility is March 11, 2027.

Loans under the Facility denominated in US dollars will bear interest, at the Fund’s option, at the base rate plus a spread of 0.75% to 0.875% or the term SOFR rate plus a credit spread adjustment of 0.10% and spread of 1.75% to 1.875%, in each case, with such spread being determined based on the total amount of the Gross Borrowing Base relative to the total Covered Debt Amount, as of the date of determination. Loans under the Facility denominated in currencies other than US dollars will bear interest at certain local rates consistent with market standards. Interest is due and payable in arrears quarterly for loans bearing interest at the base rate and at the end of the applicable interest period in the case of loans bearing interest at the term SOFR rate (or at each three month interval in the case of loans with interest periods greater than three months). The Fund is also obligated to pay other customary closing fees, arrangement fees, administration fees, commitment fees and letter of credit fees for a credit facility of this size and type.

Under the Facility, the Fund has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar revolving credit facilities. Pursuant to the Facility, the Fund will not permit the Shareholders’ Equity to be less than the sum of (i) $950,000,000 and (ii) the greater of (x) zero and (y) 25% of the net proceeds of the sale of common equity interests after the effective date (other than proceeds of any distribution or dividend reinvestment plan) less certain amounts disbursed in connection with such sale. The Fund also will not permit its Asset Coverage Ratio to be less than 1.50 to 1.0 at any time. The Facility also includes usual and customary events of default for senior secured revolving credit facilities of this type.

Borrowings under the Facility (and the incurrence of certain other permitted debt) will be subject to compliance with a Borrowing Base that applies different advance rates to different types of assets in the Fund’s portfolio. The advance rate applicable to any specific type of asset in the Fund’s portfolio depends on the relevant asset coverage ratio as of the date of determination. Borrowings under the Facility continue to be subject to the leverage restrictions contained in the Investment Company Act of 1940, as amended.

The description above is only a summary of the material provisions of the Facility and is qualified in its entirety by reference to the copy of the Facility, which is filed as an Exhibit to our Registration Statement.